Exhibit 99.1

GDS Announces Acquisition of Data Center Campus in Beijing

Approximately 19,700 sqm of capacity fully committed by hyperscale customers

Shanghai, China, December 4, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has entered in to an equity purchase agreement to acquire all of the equity interests in target companies which own a data center campus in the Shunyi district of Beijing (the “Acquisition”), around 8 kilometers away from our existing Beijing 5 data center. The campus comprises three data centers with a total area in service and under construction of approximately 19,700 sqm, which is 100% committed or pre-committed by two of our current largest customers. We expect to complete the Acquisition in the first half of 2020, subject to customary closing conditions.

The first of the three data centers, which we refer to as Beijing 10, or BJ10, has a net floor area of approximately 6,400 sqm. It entered service in late 2017 and is currently approximately 95% utilized. The second data center, which we refer to as Beijing 11, or BJ11, has a net floor area of approximately 6,500 sqm. It entered service in late 2018 and is currently over 60% utilized. The third data center, which we refer to as Beijing 12, or BJ12, has a net floor area of approximately 6,800 sqm. It is under construction and is expected to enter service in the first half of 2020. We expect the three data centers to be fully utilized and billable no later than June 30, 2022.

Around 67% of the aggregate capacity of BJ10, BJ11, and BJ12 is committed or pre-committed by a leading short video streaming company, an existing hyperscale customer of GDS since earlier in 2019, and around 33% by one of China’s largest internet companies, a top five customer by net revenue of GDS for several years.

The total enterprise value of the Acquisition is approximately RMB2,490.0 million (US$348.4 million), including a portion which is contingent upon future performance. The total enterprise value was calculated assuming that the three data centers are complete, fully fitted and equipped in accordance with the specifications required under the existing customer contracts. We have agreed to pay a purchase price equal to the total enterprise value, plus assumed accounts receivable and less assumed liabilities at closing, pursuant to the terms and conditions of the agreement. The total cash consideration we expect to pay based on the foregoing is approximately RMB785.1 million (US$109.9 million), including approximately RMB185.0 million (US$25.9 million) which is contingent upon future performance.

“Data center capacity in Beijing is scarce,” said William Huang, Chairman and Chief Executive Officer of GDS. “The addition of this data center campus adds substantially to our presence in China’s largest Tier 1 data center market and expands our relationship with two key hyperscale customers. We have established a successful track record of acquiring data centers that match our criteria and we will continue to pursue opportunities in a disciplined way.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has a 19-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited